3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

January 7, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.20549

Attn: Mary Cole, Esq.

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Dear Ms. Cole:

Pursuant to Rule 497(c) under the Securities Act of 1933, as amended (“Securities Act”), Equinox Funds Trust (the “Trust”) is hereby transmitting definitive copies of the prospectus (“Prospectus”) and statement of additional information (“SAI”) for the Equinox BH—DG Strategy Fund (the “Fund”), which were included in Post-Effective Amendment No. 55 to the Trust’s registration statement on Form N-1A ( “PEA No. 55”) filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2013. The definitive copies of the Prospectus and SAI include changes to the Prospectus and SAI for the Fund in response to oral comments provided to us by the staff of the Commission (the “Staff”) to PEA No. 55.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus contained in PEA No. 55 with respect to the Fund. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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www.pepperlaw.com

Division of Investment Management U.S. Securities and Exchange Commission January 7, 2014 Page 2

PROSPECTUS

Prospectus Summary

1.	Consider whether the Fund’ name should be revised to reflect that the BH-DG Strategy to which the Fund attempts to provide exposure is a managed futures strategy.

Response: The Registrant has considered the Staff’s comment and believes that the Fund’s name is appropriate.

2.	Disclose the $15.00 wire redemption fee in the fee table.

Response: The Prospectus has been revised to address the Staff’s comment.

3.	In the fee table, include a line item disclosing acquired fund fees and expenses (“AFFE”), to the extent applicable. Also, the “Total Annual Fund Operating Expenses (after Fee Waiver and/or Expense Reimbursement)” should include the impact of any AFFE.

Response: The Prospectus has been revised to address the Staff’s comment.

4.	In the last sentence of footnote 3 to the fee table, clarify that the reference to derivatives refer to the same derivatives in preceding sentence. To the extent necessary, conform the disclosures to be consistent with the Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response: The Prospectus has been revised to address the Staff’s comment.

5.	In the “Principal Investment Strategies” section, discuss the types of managed futures used by the BH-DG strategy to which the Fund attempts to provide exposure. In the same section, discuss the Fund’s strategy with respect to emerging markets since the since “Principal Risks” section discloses “emerging market risk” as a principal risk. .

Response: The Prospectus has been revised to address the Staff’s comment.

6.	Disclose “leverage risk” as a separate risk in the “Principal Risks” section.

Response: The Prospectus has been revised to address the Staff’s comment.

7.	In the response letter, disclose to the Staff the limitation as a percentage of the Fund’s assets on the use of a single counterparty.

Division of Investment Management U.S. Securities and Exchange Commission January 7, 2014 Page 3

Response: The Fund is not limited in its notional exposure to a single counterparty. Equinox Fund Management, LLC (“Equinox”), as the Fund’s investment adviser, seeks to manage the Fund’s portfolio such that the mark-to-market unsecured liability of any single counterparty to the Fund does not exceed 5% of the Fund’s net assets. This is typically accomplished by causing a counterparty to make a payment or to post collateral to the Fund (or its subsidiary) in the event that the mark-to-market value of the relevant derivative instrument exceeds 4.5% of the Fund’s net assets.

8.	In the response letter, discuss how the Fund values swaps and whether they are considered to be liquid.

Response: The Fund determines the value of over-the-counter swap agreements based on its good faith determination of the fair value of such derivative transaction pursuant to procedures and methods established or ratified by the Fund’s Board of Trustees taking into consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the Fund in connection with a termination of such derivative transaction on the relevant date as determined by the related counterparty, and/or (b) current prices for the derivative transaction as obtained from any third party pricing service retained by Equinox or other investment dealers or brokers who customarily deal in financial instruments comparable to the derivative transaction.

Equinox anticipates that any swaps in which the Fund is invested will provide the Fund with the ability to terminate the swap, in whole or in part, on any business day and receive from the related counterparty any termination proceeds within seven days. Thus, the swaps are expected to be deemed liquid.

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This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4659 or John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

Division of Investment Management U.S. Securities and Exchange Commission January 7, 2014 Page 4

cc:	Robert J. Enck, President, Equinox Funds Trust John M. Ford, Esq.

EQUINOX FUNDS TRUST

1775 SHERMAN STREET

SUITE 2500

DENVER, CO 80203

January 7, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.20549

Attention: Mary Cole, Esq.

Re:	Equinox Funds Trust (the “Trust”) File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

In connection with the Trust’s response to certain oral comments received from the staff of the Commission with respect to Post-Effective Amendment No. 55 to the Trust’s registration statement on Form N-1A filed with the Commission on September 23, 2013 (the “Amendment”), the Trust is providing the following statement, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,

/s/ Philip Liu

Philip Liu

Secretary

Cc:	John M. Ford, Esq. John P. Falco, Esq.